UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	X	Form 10-K	Form 20-F	Form 11-K	Form 10-Q	Form 10-D	Form
	For Period Ended:		August 31, 2017

Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Kalmin Corp.
Full Name of Registrant

Former Name if Applicable

Alberdi 1045
Address of Principal Executive Office (Street and Number)

Caacupe, Paraguay, 3000
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reason described in reasonable detail in Part III of this form could not be eliminated X without unreasonable effort or expense; (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D,or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and (c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

Kalmin Corp.(Company) cannot complete the Form 10-K within the prescribed time period as management is unable to complete annual audit of its consolidated financial statements by November 30, 2017. Company needs additional time to complete the financial statements and to prepare the Form 10-K. In accordance with Rule 12b-25 under the Securities Exchange Act of 1934, the Company anticipates filing its Form 10-K no later than fifteen calendar days following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Jose Maria Galarza Gaona	(415)
	(Name)	(Area Code)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investme during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected be included in the subject report or portion thereof?
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a cannot be made.

Kalmin Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 30, 2017

               By: /s/ Jose Maria Galarza Gaona
   Jose Maria Galarza Gaona
President and Director
(Principal Executive, Financial and Accounting